

02045397

FORM 6-K

# SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 25 June, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX. TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

**Directors' Interests**

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

| | |
|---|---|
| 21 June 2002 | The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 24 June 2002, that as a result of movement in the fund on the 21 June 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,130,091 to 18,174,324 at an average price of $41.10. |

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

25 June 2002

**Registered in England & Wales**
No. 3888792

**Registered office**
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:      25 June, 2002      By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc